Exhibit 99.1
Wix Announces $200 Million Increase to Share Repurchase Program

Wix.com Ltd. (NASDAQ: WIX) (“Wix,” the “Company,” “we” or “our”) today announced that its Board of Directors (the “Board”) has authorized an increase to its program to repurchase the Company’s securities (ordinary shares and/or convertible notes) by an additional amount of $200 million, subject to the satisfaction of Israeli law requirements, and other market conditions, including capital availability. To the extent these and other terms are fulfilled, together with the previously authorized $400 million out of which $100 million has been utilized, the aggregate amount available under the repurchase program will be up to $500 million. Since the beginning of 2025, the Company has repurchased $300 million of its ordinary shares.

Under the Board authorized repurchase program, Company securities may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its securities under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of securities, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. Repurchases pursuant to the $200 million increase to the repurchase program may begin upon the satisfaction of applicable Israeli law requirements, and subject to the conclusion of the 30-day period for creditors of the Company to object to the Company’s intent to perform the distribution by way of repurchase in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Regulations (Approval of Distribution), 5761–2001. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company’s ordinary shares, general market, capital availability, and economic conditions, any objections received by the Company from its creditors, the Company’s financial results and liquidity, and other considerations.

About Wix.com Ltd.
Wix is a leading global platform for creating, managing, and growing a complete digital presence. Founded in 2006, Wix empowers millions of users, including self-creators, agencies, enterprises and more, with industry-leading infrastructure, performance and security. The platform combines advanced AI, flexible design and robust business and commerce solutions to help users build stronger brands, connect with their audiences and scale their businesses online. Wix is shaping the future of how digital experiences are built, with its intuitive AI-powered website builder and no-code application creation through Base44, making sophisticated creation accessible to all.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and partners, and generate new premium subscriptions and additional business solutions as we continuously adjust our marketing strategy and customer care; maintenance of our brand and reputation, and generation of revenue from sources other than premium subscriptions; risks associated with international operations and the use of platform in various countries; risks related to the macroeconomic environment and ongoing global conflicts; security risks and payment risks and fluctuations in foreign currency exchange rates; failures of third-party hardware, software and infrastructure on which we rely, or failure to manage the operation of our infrastructure; adverse market conditions, including inflation, interest rates and other adverse developments that may adversely affect our cash balances and investment portfolio; our history of operating losses and inability to achieve sustained profitability; downturns or upturns in sales are not immediately reflected in full in our operating results; our ability to repurchase our ordinary shares and/or 0.00% Convertible Senior Notes due 2025 pursuant to our repurchase program; our ability to raise capital when needed or on acceptable terms; risks related to acquisitions and investments, pricing decisions, pandemics, natural disasters and other catastrophic events; our ability to develop and introduce new products and services, as well as maintain third-party products and are ability to keep up with rapid changes in design and technology; our ability to attract and retain qualified employees and key personnel; our ability to attract a diversified customer base and increased competition; our ability to maintain compatibility of our platform and solutions with changes in third-party applications and changes to technologies used in our solutions; our ability to acquire and service small business users; risks related to security breaches and unauthorized access to data, cyberattacks; our expectation regarding the uncertain future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs; our ability to comply with the regulations applicable to our operations, including new governmental regulations regarding the internet, consumer protection, artificial intelligence (“AI”), privacy and data protection laws and regulations, as well as contractual privacy and data protection obligations; risks relating to intellectual property, including infringements, litigation and claims, and our ability to maintain and protect our intellectual property rights and proprietary information; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; risks related to the development and integration of AI, generative AI, agentic AI, machine learning, and similar tools into our offerings, and comply with the regulatory environment impacting AI and AI-related activities; risks related to activities of registered users or content of their websites, and risks related to domain names and industry regulations; risks related to compliance with laws and regulations, including those related to economic sanctions, tariffs, export controls, anti-corruption and anti-money laundering, anti-trust, and consumer protection, and changes in these laws and regulations; risks related to tax, including application of indirect taxes, tax laws, changes in tax laws or changes in provision for income tax and examination of income tax returns; risks related to ordinary shares, activist shareholders, and our status as a foreign private issuer; risks related to our incorporation and location in Israel, including conflicts in the area; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; and our ability to enter into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.